1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 12, 2009

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2009/05/12

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit		Description
1. Announcement on 2009/04/16	:	Announcement of the disposition of Cathay Chung Hwa No. 1 Fund

2. Announcement on 2009/04/17	:	Chunghwa Telecom acquires Nan Ya Plastics Corporation corporate bonds

3. Announcement on 2009/04/17	:	Revised announcement of the disposition on 2009/04/16 of Cathay Chung Hwa No.1 Fund with regard to cumulative volume, amount and shareholding percentage

4. Announcement on 2009/04/21	:	Announcement of the Disposal of HSBC Taiwan Balanced Strategy Fund

5. Announcement on 2009/04/21	:	Announcement of the Disposal of HSBC Taiwan Balanced Strategy Fund

6. Announcement on 2009/04/21	:	Explanation of the report about CHT planning to conduct the 3rd capital reduction plan by 20%

7. Announcement on 2009/04/22	:	Announcement of the Disposal of Cathay Chung Hwa No. 1 Fund for accumulated amount exceeding NT$300 million

8. Announcement on 2009/04/22	:	Announcement of the Disposal of Cathay Chung Hwa No. 1 Fund

9. Announcement on 2009/04/23	:	Announcement of the Disposal of Fubon Taiwan Selected Fund

10. Announcement on 2009/04/23	:	Announcement of the Disposal of Fuh Hwa Power Fund III

11. Announcement on 2009/04/23	:	Announcement of the Disposal of Fubon Taiwan Selected Fund

12. Announcement on 2009/04/23	:	Announcement of the Disposal of Fuh Hwa Power Fund III

13. Announcement on 2009/04/23	:	To announce the differences for the year of 2008 financial statements between ROC GAAP and US GAAP

14. Announcement on 2009/04/24	:	Announcement of the Disposal of Cathay Chung Hwa No. 1 Fund
15. Announcement on 2009/04/24	:	Revised announcement of the Disposal of Fubon Taiwan Selected Fund regarding Item 8 Anticipated Profit from the Disposal

16. Announcement on 2009/04/27	:	To announce the completion registration of capital reduction from cancellation of two preferred shares

17. Announcement on 2009/04/28	:	The Board resolves the distribution of 10% stock dividend

18. Announcement on 2009/04/28	:	The Board resolves to conduct a capital reduction program

19. Announcement on 2009/04/28	:	The Board resolves to increase capital from capital surplus and issue new shares

20. Announcement on 2009/04/28	:	Supplementary announcement regarding Chunghwa Telecom’s 2009 annual general meeting

21. Announcement on 2009/04/28	:	The Board resolves to change the research and development officer

22. Announcement on 2009/04/29	:	To announce the differences for the first quarter of 2009 financial statements between ROC GAAP and US GAAP

23. Announcement on 2009/04/29	:	Chunghwa Telecom holds investor conference call for the first quarter of 2009 operation results

24. Announcement on 2009/04/29	:	Financial forecast information of Chunghwa Telecom

25. Announcement on 2009/04/30	:	To revise the overseas subsidiaries’ investment data in Q4 2008

26. Announcement on 2009/04/30	:	Chunghwa Telecom acquires Formosa Petrochemical Corporation corporate bonds

27. Announcement on 2009/05/07	:	Chunghwa Telecom acquires corporate bonds of China Development Financial Holding Corporation

28. Announcement on 2009/05/11	:	Chunghwa Telecom announced its unaudited revenue for April 2009

29. Announcement on 2009/05/11	:	April 2009 sales

Exhibit 1

Announcement of the disposition of Cathay Chung Hwa No. 1 Fund

Date of events: 2009/04/16

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Cathay Chung Hwa No. 1 Fund

2. Date of occurrence of the event: 2009/04/16

3. Volume, unit price, and total monetary amount of the transaction:

Volume: 21,500,000 units; Unit price: NT$7.1;

Total amount: NT$152,650,000

4. Counterpart to the trade and its relationship to the Company(if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Cathay Securities Investment Trust Co., LTD.; Relationship: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):- NT$190,472 (excluding financial asset impairment charges -NT$62,159,528 in 2008 and 1Q09)

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on the fund’s NAV on deal date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; decision-making department is Finance Dept. of the Company.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): None

12. Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.6% of total assets; 0.7% of total stockholders’ equity; NT$42,917,102 thousands.

13. Concrete purpose or use of the acquisition or disposition: Short-term investment

14. The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: None

15. Net worth per share of company underlying securities acquired or disposed of: NT$7.1

16. Do the directors have any objection to the present transaction?: None

Exhibit 2

Chunghwa Telecom acquires Nan Ya Plastics Corporation corporate bonds

Date of events: 2009/04/17

Contents:

1. Name of the securities: Nan Ya Plastics Corporation corporate bonds (code: B401CK, B401CL)

2. Trading date: 2009/02/27~2009/04/17

3. Trading volume, unit price, and total monetary amount of the transaction: 3,000,000 units; NT$101.84/unit; total amount NT$305,518,576

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 7,000,000 units; NT$715,293,310; N/A; None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 6.68%; 8.15%; NT$42,917,102,000

8. Concrete purpose/objective of the acquisition or disposal: Hold to maturity

9. Do the directors have any objections to the present transaction?: N/A

10. Any other matters that need to be specified: N/A

Exhibit 3

Revised announcement of the disposition on 2009/04/16 of Cathay Chung Hwa No.1 Fund with regard to cumulative volume, amount and shareholding percentage

Date of events: 2009/04/17

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Cathay Chung Hwa No. 1 Fund

2. Date of occurrence of the event: 2009/04/16

3. Volume, unit price, and total monetary amount of the transaction:

Volume: 21,500,000 units; Unit price: NT$7.1;

Total amount: NT$152,650,000

4. Counterpart to the trade and its relationship to the Company(if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Cathay Securities Investment Trust Co., LTD.; Relationship: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):- NT$190,472 (excluding financial asset impairment charges -NT$62,159,528 in 2008 and 1Q09)

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on the fund’s NAV on deal date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; decision-making department is Finance Dept. of the Company.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Cumulative volume: 78,500,000 units; Amount: NT$557,350,000; Shareholding percentage: 96%; Status of any restriction of rights: none.

12. Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.6% of total assets; 0.7% of total stockholders’ equity; NT$42,917,102 thousands.

13. Concrete purpose or use of the acquisition or disposition: Short-term investment

14. The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: None

15. Net worth per share of company underlying securities acquired or disposed of: NT$7.1

16. Do the directors have any objection to the present transaction?: None

Exhibit 4

Announcement of the Disposal of HSBC Taiwan Balanced Strategy Fund

Date of events: 2009/04/21

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): HSBC Taiwan Balanced Strategy Fund

2. Date of occurrence of the event: 2009/04/21

3. Volume, unit price, and total monetary amount of the transaction:

Volume: 81,863,979.8 units; Unit price: NT$7.94;

Total amount: NT$650,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HSBC Global Asset Management (Taiwan) Limited; Relationship: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$20,159,769 (excluding financial asset impairment charges -NT$188,799,567 in 2008 and 1Q 2009)

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on the fund’s NAV on deal date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; Decision-making department was Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Cumulative volume: 18,136,020.2 units; Amount: NT$144,000,000; Shareholding percentage: 99.97%; Status of any restriction of rights: none.

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 6.2% of total assets; 7.6% of total stockholders’ equity; NT$42,917,102 thousand.

13. Broker and broker’s fee: N/A

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$7.94

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

Exhibit 5

Announcement of the Disposal of HSBC Taiwan Balanced Strategy Fund

Date of events: 2009/04/21

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): HSBC Taiwan Balanced Strategy Fund

2. Date of occurrence of the event: 2009/04/21

3. Volume, unit price, and total monetary amount of the transaction:

Volume: 81,863,979.8 units; Unit price: NT$7.94;

Total amount: NT$650,000,000

4. Counterpart to the trade and its relationship to the Company(if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HSBC Global Asset Management (Taiwan) Limited; Relationship: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$20,159,769 (excluding financial asset impairment charges -NT$188,799,567 in 2008 and 1Q09)

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on the fund’s NAV on deal date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Cumulative volume: 18,136,020.2 units; Amount: NT$144,000,000; Shareholding percentage: 99.97%; Status of any restriction of rights: none.

12. Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.5% of total assets; 0.6% of total stockholders’ equity; NT$42,917,102 thousand.

13. Concrete purpose or use of the acquisition or disposition: Short-term investment

14. The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: None

15. Net worth per share of company underlying securities acquired or disposed of: NT$7.94

16. Do the directors have any objection to the present transaction?: None

Exhibit 6

Explanation of the report about CHT planning to conduct the 3rd capital reduction plan by 20%

Date of events: 2009/04/21

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2009/04/21

3. Content of the report: CHT plans to conduct the 3rd capital reduction plan by 20% based on estimate of one investment firm

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The company has not decided whether or not to conduct capital reduction plan in 2009.

6. Countermeasures: None

7. Any other matters that need to be specified: None

Exhibit 7

Announcement of the Disposal of Cathay Chung Hwa No. 1 Fund for accumulated amount exceeding NT$300 million

Date of events: 2009/04/22

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Cathay Chung Hwa No. 1 Fund

2. Date of occurrence of the event: 2009/04/16~2009/04/22

3. Volume, unit price, and total monetary amount of the transaction:

Volume: 61,500,000 units; Unit price: NT$6.95~7.10;

Total amount: NT$430,650,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Cathay Securities Investment Trust Co., LTD.; Relationship: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):–NT$6,544,838 (excluding financial asset impairment charges –NT$177,805,162 in 2008 and 1Q09)

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on the fund’s NAV on deal date; None; None.

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Cumulative volume: 38,500,000 units; Amount: NT$267,575,000; Shareholding percentage: 97%; Status of any restriction of rights: none.

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 6.1% of total assets; 7.5% of total stockholders’ equity; NT$42,917,102 thousand.

13. Broker and broker’s fee: N/A

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$6.95

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

Exhibit 8

Announcement of the Disposal of Cathay Chung Hwa No. 1 Fund

Date of events: 2009/04/22

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Cathay Chung Hwa No. 1 Fund

2. Date of occurrence of the event: 2009/04/22

3. Volume, unit price, and total monetary amount of the transaction:

Volume: 40,000,000 units; Unit price: NT$6.95;

Total amount: NT$278,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Cathay Securities Investment Trust Co., LTD.; Relationship: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):-NT$6,354,366 (excluding financial asset impairment charges-NT$115,645,634 in 2008 and 1Q09)

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on the fund’s NAV on deal date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Cumulative volume: 38,500,000 units; Amount: NT$267,575,000; Shareholding percentage: 97%; Status of any restriction of rights: none.

12. Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.4% of total assets; 0.5% of total stockholders’ equity; NT$42,917,102 thousand.

13. Concrete purpose or use of the acquisition or disposition: Short-term investment

14. The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: None

15. Net worth per share of company underlying securities acquired or disposed of: NT$6.95

16. Do the directors have any objection to the present transaction?: None

Exhibit 9

Announcement of the Disposal of Fubon Taiwan Selected Fund

Date of events: 2009/04/23

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fubon Taiwan Selected Fund

2. Date of occurrence of the event: 2009/04/23

3. Volume, unit price, and total monetary amount of the transaction:

Volume: 100,000,000 units; Unit price: NT$6.71;

Total amount: NT$671,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fubon Asset Management Co., Ltd.; Relationship: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Approximately NT$52,896 thousand (excluding financial asset impairment charges NT$381,895,747 thousand in 2008 and 1Q09)

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on the fund’s NAV on deal date; None; None.

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 5.8% of total assets; 7.1% of total stockholders’ equity; NT$42,917,102 thousand.

13. Broker and broker’s fee: N/A

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$6.71

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

Exhibit 10

Announcement of the Disposal of Fuh Hwa Power Fund III

Date of events: 2009/04/23

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fuh Hwa Power Fund III

2. Date of occurrence of the event: 2009/04/23

3. Volume, unit price, and total monetary amount of the transaction:

Volume: 100,000,000 units; Unit price: NT$7.17;

Total amount: NT$717,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fuh Hwa Securities Investment Trust Co., LTD.; Relationship: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Approximately NT$39,818 thousand (excluding financial asset impairment charges NT$322,818,110 in 2008 and 1Q09)

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on the fund’s NAV on deal date; None; None.

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 5.8% of total assets; 7.1% of total stockholders’ equity; NT$42,917,102 thousand.

13. Broker and broker’s fee: N/A

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$7.17

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

Exhibit 11

Announcement of the Disposal of Fubon Taiwan Selected Fund

Date of events: 2009/04/23

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fubon Taiwan Selected Fund

2. Date of occurrence of the event: 2009/04/23

3. Volume, unit price, and total monetary amount of the transaction:

Volume: 100,000,000 units; Unit price: NT$6.71;

Total amount: NT$671,000,000

4. Counterpart to the trade and its relationship to the Company(if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Fubon Asset Management Co., Ltd.; Relationship: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Approximately NT$52,896 thousand (excluding financial asset impairment charges NT$381,895,747 in 2008 and 1Q09)

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on the fund’s NAV on deal date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0

12. Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.1% of total assets; 0.1% of total stockholders’ equity; NT$42,917,102 thousand.

13. Concrete purpose or use of the acquisition or disposition: Short-term investment

14. The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: None

15. Net worth per share of company underlying securities acquired or disposed of: NT$6.71

16. Do the directors have any objection to the present transaction?: None

Exhibit 12

Announcement of the Disposal of Fuh Hwa Power Fund III

Date of events: 2009/04/23

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fuh Hwa Power Fund III

2. Date of occurrence of the event: 2009/04/23

3. Volume, unit price, and total monetary amount of the transaction:

Volume: 100,000,000 units; Unit price: NT$7.17;

Total amount: NT$717,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fuh Hwa Securities Investment Trust Co., LTD.; Relationship: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Approximately NT$39,818 thousand (excluding financial asset impairment charges NT$322,818,110 in 2008 and 1Q09)

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on the fund’s NAV on deal date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0

12. Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.1% of total assets; 0.1% of total stockholders’ equity; NT$42,917,102 thousand.

13. Concrete purpose or use of the acquisition or disposition: Short-term investment

14. The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: None

15. Net worth per share of company underlying securities acquired or disposed of: NT$7.17

16. Do the directors have any objection to the present transaction?: None

Exhibit 13

To announce the differences for the year of 2008 financial statements between ROC GAAP and US GAAP

Date of events: 2009/04/23

Contents:

1. Date of occurrence of the event: 2009/04/22

2. Cause of occurrence: To announce the differences for the year of 2008 financial statements between ROC GAAP and US GAAP.

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

(1) Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. (or the “Company”) reported consolidated net income contributed to shareholders of the parent of NT$45,010,342 thousand, earnings per share of NT$4.64 for the year of 2008, total assets of NT$463,590,289 thousand, total liabilities of NT$83,896,418 thousand, and total shareholders’ equity of NT$379,693,871 thousand (including minority interest of NT$3,137,450 thousand) as of December 31, 2008.

(2) Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported consolidated net income of NT$43,664 million, earnings per share of NT$4.50 for the year of 2008, total assets of NT$400,659 million, total liabilities of NT$94,810 million, minority interest of NT$3,047 million and total shareholders’ equity of NT$302,802 million as of December 31, 2008.

(3) The differences between ROC GAAP and US GAAP followed by the Company mainly come from depreciation expenses, gains and losses on sale of fixed assets, and provision for 10% undistributed retained earning tax.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

Exhibit 14

Announcement of the Disposal of Cathay Chung Hwa No. 1 Fund

Date of events: 2009/04/24

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Cathay Chung Hwa No. 1 Fund

2. Date of occurrence of the event: 2009/04/24

3. Volume, unit price, and total monetary amount of the transaction:

Volume: 38,500,000 units; Unit price: NT$6.91;

Total amount: NT$266,035,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Cathay Securities Investment Trust Co., LTD.; Relationship: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Approximately NT$7,656 thousand (excluding financial asset impairment charges NT$111,308,922 in 2008 and 1Q09)

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on the fund’s NAV on deal date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0

12. Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.03% of total assets; 0.04% of total stockholders’ equity; NT$42,917,102 thousand.

13. Concrete purpose or use of the acquisition or disposition: Short-term investment

14. The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: None

15. Net worth per share of company underlying securities acquired or disposed of: NT$6.91

16. Do the directors have any objection to the present transaction?: None

Exhibit 15

Revised announcement of the Disposal of Fubon Taiwan Selected Fund regarding Item 8 Anticipated Profit from the Disposal

Date of events: 2009/04/24

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fubon Taiwan Selected Fund

2. Date of occurrence of the event: 2009/04/24

3. Volume, unit price, and total monetary amount of the transaction:

Volume: 100,000,000 units; Unit price: NT$6.71;

Total amount: NT$671,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fubon Asset Management Co., Ltd.; Relationship: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):

Approximately NT$52,896 thousand (excluding financial asset impairment charges NT$381,895,747 in 2008 and 1Q09)

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on the fund’s NAV on deal date; None; None.

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 5.8% of total assets; 7.1% of total stockholders’ equity; NT$42,917,102 thousand.

13. Broker and broker’s fee: N/A

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$6.71

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

Exhibit 16

To announce the completion registration of capital reduction from cancellation of two preferred shares

Date of events: 2009/04/27

Contents:

1. Date of the Competent Authority’s approval of the capital reduction: 2009/04/04

2. Date of completion of capital amendment registration: 2009/04/27

3. Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

The cancellation of 2 preferred shares caused no material impact on the difference between paid-in capital, outstanding shares and book value per share.

4. Share conversion operations plan: None

5. Any other matters that need to be specified: None

Exhibit 17

The Board resolves the distribution of 10% stock dividend

Date of events: 2009/04/28

Contents:

1. Date of the board of directors resolution: 2009/04/28

2. Type and monetary amount of dividend distribution: The Board of Directors resolved to distribute a stock dividend of 10%. Along with the cash dividend of NT$3.83 per share approved in the board on March 27, 2009, dividend per share will be NT$3.83 in cash and 10% in stock.

3. Any other matters that need to be specified: None

Exhibit 18

The Board resolves to conduct a capital reduction program

Date of events: 2009/04/28

Contents:

1. Date of the board of directors resolution: 2009/04/28

2. Reason for the capital reduction: The Board resolved to conduct a capital reduction program and return cash to shareholders in order to increase ROE.

3. Amount of the capital reduction: NT$9,696,808,180

4. Cancelled shares: 969,680,818 shares

5. Capital reduction ratio: 9.09090909006%

6. Paid-in capital after the capital reduction: NT$96,968,081,810

7. Scheduled date of the shareholders’ meeting: 2009/06/19

8. Any other matters that need to be specified: None

Exhibit 19

The Board resolves to increase capital from capital surplus and issue new shares

Date of events: 2009/04/28

Contents:

1. Date of the board of directors resolution: 2009/04/28

2. Source of capital increase funds: capital surplus

3. Number of shares issued: 969,680,818 shares

4. Par value per share: NT$10

5. Total monetary amount of the issue: NT$9,696,808,180

6. Issue price: N/A

7. Number of shares subscribed by or allotted to employees: N/A

8. Number of shares publicly sold: N/A

9. Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: Each shareholder will be entitled to receive a stock dividend of 100 shares for every 1,000 shares.

10. Method of handling fractional shares and shares unsubscribed by the deadline: If the stock dividends include any fractional shares, the Company will compensate shareholders by cash at par value in accordance with the Company Act. Shareholders concerned may also pool together their fractional shares to form one integrate share and register the share within five days after the record date. The fractional share which cannot be pooled together will be purchased at par value by persons arranged by the Chairman.

11. Rights and obligations of the newly issued shares: same as existing shares

12. Utilization of the funds from the capital increase: To adjust the Company’s capital structure.

13. Any other matters that need to be specified: None

Exhibit 20

Supplementary announcement regarding Chunghwa Telecom’s 2009 annual general meeting

Date of events: 2009/04/28

Contents:

1. Date of the board of directors resolution: 2009/04/28

2. Date for convening the shareholders’ meeting: 2009/06/19

3. Location for convening the shareholders’ meeting: Chunghwa Telecom Training Institute (No. 168, Minzu Road, Banchiao City, Taipei County, Taiwan, R.O.C.)

4. Cause or subjects for convening the meeting:

(1) Reports:

a.	2008 business report

b.	2008 supervisors’ audit report

c.	Special earnings and capital reserves report according to Article 17 Clause 1 of the “Guidelines for Acquisition or Disposal of Assets by [ROC] Public Companies”

(2) Issues to be approved by shareholders:

a.	Acceptance of 2008 business report and financial statements

b.	Approval of the proposal for the distribution of 2008 earnings

(3) Issues to be discussed:

a.	Revision of the Articles of Incorporation

b.	Proposed conversion of the capital surplus into capital stock of the Company and issuance of new shares

c.	Proposed capital deduction and issuance of cash dividends

d.	Revision of the “Procedures for Acquisition or Disposal of Assets”

e.	Revision of the “Procedures for Lending of Capital to Others”

f.	Revision of the “Procedures for Endorsements and Guarantees”

(4) Other business and special motions.

5. Book closure starting date: 2009/04/21

6. Book closure ending date: 2009/06/19

7. Any other matters that need to be specified: None

Exhibit 21

The Board resolves to change the research and development officer

Date of events: 2009/04/28

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): Research and development officer

2. Date of occurrence of the change: 2009/04/28

3. Name, title, and resume of the replaced person: Lung-Sing Liang; EVP/President of Chunghwa Telecommunication Labs.

4. Name, title, and resume of the replacement: Yuan-Kuang Tu; Head of Corporate Planning Department in the headquarters.

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement”): Position adjustment.

6. Reason for the change: Position adjustment.

7. Effective date: 2009/04/28

8. Contact telephone number of the replacement: 03-4244200

9. Any other matters that need to be specified: None

Exhibit 22

To announce the differences for the first quarter of 2009 financial statements between ROC GAAP and US GAAP

Date of events: 2009/04/29

Contents:

1. Date of occurrence of the event: 2009/04/29

2. Cause of occurrence: To announce the differences for the first quarter of 2009 financial statements between ROC GAAP and US GAAP.

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

(1) Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. (or the “Company”) reported net income attributable to shareholders of the parent of NT$10,787,389 thousand, earnings per share of NT$1.11 for the first quarter of 2009, and shareholders’ equity of NT$391,098,716 thousand (including minority interest of NT$3,594,415 thousand) as of March 31, 2009.

(2) Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported net income attributed to shareholders of the parent of NT$10,251 million, earnings per share of NT$1.06 for the first quarter of 2009 and equity attributable to shareholders of the parent of NT$313,216 million as of March 31, 2009.

(3) The differences between ROC GAAP and US GAAP followed by the Company mainly come from depreciation expenses, gains on sale of fixed assets and provision for 10% undistributed retained earning tax.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are prepared in accordance with financial statements based on ROC GAAP.

Exhibit 23

Chunghwa Telecom holds investor conference call for the first quarter of 2009 operation results

Date of events: 2009/04/29

Contents:

1. Date of the investor/press conference: 2009/04/29

2. Location of the investor/press conference: Teleconference

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir

4. Any other matters that need to be specified: None

Exhibit 24

Financial forecast information of Chunghwa Telecom

Date of events: 2009/04/28

Contents:

1. Fiscal year of the financial forecast: 2Q09

2. Type of financial forecast: Condensed

3. Date of board of directors resolution: 2009/04/28

4. Date of preparation, correction, or updating of the financial forecast: 2009/04/16

5. Reason for preparation of the financial forecast: Voluntary publicity

6. Reason for the correction or update and monetary amount affected: N/A

7. Any other matters that need to be specified: These projections are based on a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies.

Exhibit 25

To revise the overseas subsidiaries’ investment data in Q4 2008

Date of events: 2009/04/30

Contents:

1. Date of occurrence of the event: 2009/04/30

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: There is a typo in the amount of investment profit/loss.

6. Countermeasures: Investors could checkout the revised data on the Market Observation Post System.

7. Any other matters that need to be specified: None

Exhibit 26

Chunghwa Telecom acquires Formosa Petrochemical Corporation corporate bonds

Date of events: 2009/04/30

Contents:

1. Name of the securities: Formosa Petrochemical Corporation corporate bonds (Code: B712F4, B712F6)

2. Trading date: 2009/02/10~2009/04/30

3. Trading volume, unit price, and total monetary amount of the transaction: 3,000,000 units; NT$101.85 per unit; total amount: NT$305,556,427

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 7,500,000 units. NT$756,578,097; N/A; None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 6. 71%; 8.18%; NT$42,917,102,000

8. Concrete purpose/objective of the acquisition or disposal: Hold to maturity

9. Do the directors have any objections to the present transaction?: N/A

10. Any other matters that need to be specified: None

Exhibit 27

Chunghwa Telecom acquires corporate bonds of China Development Financial Holding Corporation

Date of events: 2009/05/07

Contents:

1. Name of the securities: China Development Financial Holding Corporation corporate bonds (Code: B95537)

2. Trading date: 2009/03/12~2009/05/07

3. Trading volume, unit price, and total monetary amount of the transaction: 4,000,000 units; NT$101.37 per unit; total amount: NT$405,481,450

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 4,000,000 units; NT$405,481,450; N/A: None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 6.77%; 8.26%; NT$42,917,102,000

8. Concrete purpose/objective of the acquisition or disposal: Hold to maturity

9. Do the directors have any objections to the present transaction?: N/A

10. Any other matters that need to be specified: None

Exhibit 28

Chunghwa Telecom announced its unaudited revenue for April 2009

Date of events: 2009/05/11

Contents:

1. Date of occurrence of the event: 2009/05/11

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of April 2009, total revenue decreased by 3.1% year-over-year to NT$15.08 billion. Operating income for the month was NT$4.96 billion, net income NT$3.91 billion, EPS NT$0.40. For the first four months this year, total revenue decreased by 3.2% year-over-year to NT$60.29 billion, operating income was NT$18.74 billion, net income NT$14.70 billion, EPS NT$1.52.

6. Countermeasures: None

7. Any other matters that need to be specified: None

Exhibit 29

Chunghwa Telecom

May 12, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Apr 2009

1)	Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
Apr	Invoice amount	16,896,091	17,047,877	(-) 151,786	(-)0.89%
Apr	Invoice amount	66,623,177	69,580,554	(-)2,957,377	(-)4.25%
Apr	Net sales	15,083,506	15,565,233	(-) 481,727	(-)3.09%
Apr	Net sales	60,291,751	62,291,253	(-)1,999,502	(-)3.21%

b	Trading purpose : None